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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Frederick H. Fogel, Esq.
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4000

With a copy to:

  Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 18, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891013104	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Venture Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,763,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	891013104	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust Acquisition Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,763,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, HC

CUSIP No.	891013104	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Silver Point Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,763,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	891013104	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Edward A. Mulé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,763,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	891013104	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Robert J. O'Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,854

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,763,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 1 (“Amendment”) amends the Statement on Schedule 13D (the “Statement”) filed on July 6, 2007 by Trust Venture Company, LLC, a Delaware limited liability company (“Trust Venture”), Trust Acquisition Company, LLC, a Delaware limited liability company (“Trust Acquisition”), Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Edward A. Mulé and Robert J. O’Shea (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to Units of Beneficial Interest (the “Units”) of Torch Energy Royalty Trust, a Delaware statutory trust (the “Trust”).
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Statement.
Item 3. Source and Amounts of Funds.
Item 3 is amended and restated in its entirety as follows:
     As of July 19, 2007, Trust Venture had acquired 2,763,854 Units for an aggregate price (including broker’s fees and commissions) of approximately $22,162,474. In connection with the formation of Trust Venture, Trust Acquisition contributed 315,600 Units (valued at approximately $2.1 million) and $0.8 million as a capital contribution to Trust Venture. Trust Venture acquired 2,415,854 Units for approximately $19,930,796 through an all cash tender offer that commenced on May 10, 2007 and expired at 12:00 midnight, New York City time, on June 28, 2007 (the “Tender Offer”). Trust Venture acquired its remaining Units through open market purchases.
     All open market purchases, including purchases made through the Tender Offer, were funded by working capital, which may, at any given time in the future, include margin loans made by brokerage firms in the ordinary course of business. In such instances, the positions held in the margin account are held as collateral security for repayment of debit balances in the account. The purchase of Units covered by the Statement was not conditioned on any financing arrangements.
Item 4. Purpose of the Transaction.
Item 4 is amended and restated in its entirety as follows:
     Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes. As described below, the Reporting Persons intend to influence the management and policies of the Trust by seeking (i) the termination of the Trust and (ii) to cause the Trust to terminate existing contractual arrangements of the Trust. Such actions by the Reporting Persons and the acquisition of Units by the Reporting Persons may eventually result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction, a change in the present management of the Trust, or a material change in the Trust’s business or corporate structure.
     On July 18, 2007, pursuant to Section 8.02 of that certain Trust Agreement (the “Trust Agreement”) by and among Torch Energy Advisors Incorporated (together with its successors and permitted assigns, “Torch Energy”), Torch Royalty Company, Velasco Gas Company Ltd. and Wilmington Trust Company (the “Trustee”), dated October 1, 1993, Trust Venture, as a Unit holder owning of record more than ten percent in number of the outstanding Units in the Trust, requested that the Trustee call and give notice of a meeting (the “Meeting”) of the Unit holders of the Trust for the purpose of voting on the termination of the Trust. The letter to the Trustee from Trust Venture requesting the Meeting is attached hereto as Exhibit 99.3.
     Because termination of the Trust requires the affirmative vote in favor of such termination by the holders of at least 66 2/3% of the outstanding Units, from the date of this Amendment until the time of the Meeting, Trust Venture may (i) acquire additional Units, either through open-market acquisitions or privately negotiated transactions, (ii) communicate with a limited number of Unit holders regarding the termination of the Trust, (iii) take any other action with respect to the Trust or the Units in any manner permitted by law, or (iv) change its intention with respect to any or all matters referred to in this Item 4. At the Meeting, Trust Venture intends to vote any Units it holds at the time of such meeting in favor of terminating the Trust.
     Certain information in the following paragraphs of this Item 4 has been taken or derived from (i) the Trust Agreement, which was filed as Exhibit 4.1 to the Registration Statement on Form S-1 (Registration No. 33-68688), as amended, filed by Torch Energy with the SEC on its own behalf and as sponsor of the Trust and (ii) the Trust’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 (the “Trust 10-K”). More comprehensive information concerning meetings of Unit holders and the termination of the Trust and the Purchase Contract (as defined below) is included in the Trust Agreement and the Trust 10-K, respectively, and the information set forth in the following paragraphs is qualified in its entirety by reference to such documents.

     According to the terms of the Trust Agreement, the Trust shall terminate upon the affirmative vote in favor of termination of the Trust by the holders of at least 66 2/3% of the outstanding Units. A meeting of the Unit holders may be called by the Trustee or by Unit holders owning of record not less than 10% of the then outstanding Units. The notice of such meeting must be distributed at least 20, but not more than 60, days prior to the date of the meeting. At such meeting, if the holders of at least 66 2/3% of the Units vote to terminate the Trust, the Trustee will commence the liquidation process, and the Trust will still continue until all of the affairs of the Trust are liquidated and wound up.
     In the event that the Trust is terminated, the Torch Energy Louisiana Royalty Trust (the “Louisiana Trust”), formed effective October 1, 1993 pursuant to that certain Trust Agreement by and among the Trust, Torch Energy, as settlor, and Hibernia National Bank (together with its successors and permitted assigns, the “Louisiana Trustee”) as trustee, will also terminate. The Trust is the beneficiary of the Louisiana Trust. According to reports or other documents that the Trust has filed with the SEC, certain agreements to which the Trust is a party, including that certain Oil and Gas Purchase Contract (the “Purchase Contract”) dated as of October 1, 1993, by and between Torch Energy Marketing, Inc. (along with its successors and permitted assigns, “TEMI”), Torch Royalty Company (along with its successors and permitted assigns, “TRC”) and Velasco Gas Company Ltd. (along with its successors and permitted assigns, “Velasco”), expire or terminate upon the termination of the Trust.
     Under the Purchase Contract, TEMI is obligated to purchase all net production attributable to the Underlying Properties (as defined below) for an index price for oil and gas (“Index Price”), less certain gathering, treating and transportation charges, which are calculated monthly. The Index Price equals the average spot market prices of oil and gas at the four locations where TEMI sells production. The Purchase Contract also provides that TEMI pay a minimum price (“Minimum Price”) for gas production. The Minimum Price is adjusted annually for inflation and was $1.80, $1.77 and $1.73 per MMBtu for 2006, 2005 and 2004, respectively. When TEMI pays a purchase price based on the Minimum Price it receives price credits, equal to the difference between the Index Price and the Minimum Price, that it is entitled to deduct in determining the purchase price when the Index Price for gas exceeds the Minimum Price. In addition, if the Index Price for gas exceeds the sharing price, which is adjusted annually for inflation (“Sharing Price”), TEMI is entitled to deduct 50% of such excess in determining the purchase price. The Sharing Price was $2.22, $2.18 and $2.13 per MMBtu in 2006, 2005 and 2004, respectively.
     Within five business days of the date the Unit holders vote to terminate the Trust (the “Termination Date”), the Trustee must (i) provide TRC, Velasco and any other owner of those certain properties (the “Underlying Properties”) that hold net profits interests that are subject to the Trust Agreement, and the Louisiana Trustee with written notice of the termination of the Trust (the “Trust Termination Notice”) and (ii) engage an investment banking firm (the “Advisor”) to assist the Trustee and the Louisiana Trustee in selling the remaining net profits interests then owned by the Trust and the Louisiana Trust (the “Remaining Net Profits Interests”). Within five business days of its receipt of the Trust Termination Notice, the Louisiana Trustee must provide Torch Energy and any other owner of Underlying Properties held by the Louisiana Trust with written notice of the termination of the Louisiana Trust. The Trustee must use its best efforts, with the Advisor’s assistance, to sell or cause to be sold the Remaining Net Profits Interests owned by the Trust. The Louisiana Trustee must also use its best efforts, with the Advisor’s assistance, to obtain offers for the Remaining Net Profits Interests owned by the Louisiana Trust.
     Pursuant to the Trust Agreement, TRC, Velasco, or the owner of the Underlying Properties will deposit all proceeds of production following the Termination Date payable to the Trust or the Louisiana Trust attributable to the conveyances pursuant to which the Remaining Net Profits Interests were conveyed to the Trust and the Louisiana Trust (the “Conveyances”) into a non-interest bearing account (the “Deposit Account”) and, upon closing of the sale of the Remaining Net Profits Interests, will pay the deposited amounts to the buyer of the Remaining Net Profits Interests. In the event that all Remaining Net Profits Interests are not, for any reason, sold or a definitive agreement for sale thereof entered into prior to the 150th day following the Termination Date, TRC, Velasco or the owner of the Underlying Properties will pay all amounts deposited in the Deposit Account to the Trust and all amounts attributable to the Conveyances thereafter payable to the Trust will be paid to the Trust and the Louisiana Trust in accordance with the terms of such Conveyances, and such amounts will be distributed to the Unit holders in accordance with the terms of the Trust Agreement and the Louisiana Trust Agreement.

     The Trustee may accept any offer (including offers, if any, made by Trust Venture, TRC, Velasco, Torch Energy or any affiliate thereof) for all or any part of the Remaining Net Profits Interests as it deems to be in the best interest of the Trust and the Unit holders and may continue for up to one calendar year after the Termination Date to seek a buyer or buyers of any remaining assets and properties of the Trust estate, in an orderly fashion not involving a public auction. If any assets or property of the Trust estate have not been sold, or no definitive agreement for their sale has been entered into, by the end of one calendar year following the Termination Date, the Trustee will cause the property to be sold at public auction to the highest cash bidder (which may be Trust Venture, TRC, Velasco, Torch Energy or any affiliate thereof). Notice of such auction must be mailed to each Unit holder at least 30 days prior to the sale. The proceeds from any sale of the Remaining Net Profits Interests will be distributed to the Unit holders in accordance with the terms of the Trust Agreement and the Louisiana Trust Agreement.
     Although Trust Venture has not made any determination to do so, Trust Venture or one or more of its affiliates may seek to purchase all or any part of the Remaining Net Profits Interests if the sale, as described above, occurs.
Item 5. Interest in Securities of the Issuer .
The first two paragraphs of subsection (a) of Item 5 are amended and restated in their entirety as follows:
     (a) As of July 19, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 2,763,854 Units.
     Accordingly, the Reporting Persons may be deemed to beneficially own 32.1% of the outstanding Units of the Trust. The calculation of this percentage is based on 8,600,000 Units outstanding as of March 31, 2007, according to the most recent Quarterly Report on Form 10-Q of the Trust, filed as of May 15, 2007.
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended and supplemented by Exhibit 99.2, as amended, and the addition of Exhibits 99.3, 99.4 and 99.5, as so amended, is restated as follows:
99.2	List of trading activity by the Reporting Persons with respect to Units in the past 60 days.

99.3	Letter to Trustee from Trust Venture, dated July 18, 2007, requesting meeting of the Unit holders of the Trust for the purpose of voting on the termination of the Trust.

99.4	Power of Attorney of Edward A. Mulé, dated July 3, 2007.

99.5	Power of Attorney of Robert J. O’Shea, dated July 3, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 20, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole manager

By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Frederick H. Fogel (by power of attorney)
	Name:	Robert J. O’Shea, individually

Exhibit Index

99.2	List of trading activity by the Reporting Persons with respect to Units in the past 60 day.

99.3	Letter to Trustee from Trust Venture, dated July 18, 2007, requesting meeting of the Unit holders of the Trust for the purpose of voting on the termination of the Trust.

99.4	Power of Attorney of Edward A. Mulé, dated July 3, 2007.

99.5	Power of Attorney of Robert J. O’Shea, dated as of July 3, 2007.